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                        [LETTERHEAD OF KAYE SCHOLER LLP]


                                   MEMORANDUM

To                Edward M. Kelly

From              Hillary F. Jassey

Date              September 12, 2005

Subject           MAAX Holdings, Inc.


     In the interest of time, MAAX Holdings, Inc. (the "Company") prepared two preliminary responses to address the comments of the staff (the "Staff") of the Division of Corporation Finance of the Commission dated September 12, 2005 with respect to the Company's Registration Statement on Form S-4 (File No. 333-125251) (the "Registration Statement"). A formal letter in response to such comments will be filed together with Amendment No. 4 to the Registration Statement.

     The specific purpose of this memorandum is to request that you pre-clear the changed pages to the Registration Statement submitted herewith so that at the time that we are in a position to file Amendment No. 4 to the Registration Statement, you would have previously signed off on the Registration Statement and we would be able to have it declared effective immediately after filing. In the first scenario marked "Master" we have directly addressed the comments outlined in the Staff's letter. We have also included a letter with our proposed responses to the Staff's letter. The second response marked "Alternative" contains our proposed response in the event that the Company receives a signed amendment to the MAAX Corporation senior secured credit facility on September 13, 2005 and is able to revise the disclosure in the Registration Statement to state that MAAX Corporation amended its senior secured credit facility.

     Due to the time constraints previously described to the Staff and the desire to reduce the Company's obligation to pay additional interest on the Notes, we would very much appreciate your reviewing each of the preliminary responses and advising us of any additional comments at your earliest convenience.

     Please feel free to contact me or Laura Ross if you have any questions.

     Regards.